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August 15, 2013

VIA EDGAR AND ELECTRONIC MAIL

Loan Lauren P. Nguyen, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biglari Holdings Inc.
Amendment No. 3 to Registration Statement on Form S-3
Filed July 19, 2013
File No. 333-186452
and Documents Incorporated by Reference
File No. 000-08445

Dear Ms. Nguyen:

On behalf of Biglari Holdings Inc. (the “Company” or “Biglari Holdings”), transmitted herewith is Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  We acknowledge receipt of the letter of comment dated August 15, 2013 from the Staff (the “Comment Letter”) of the Securities and Exchange Commission (the “SEC”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Biglari Holdings Inc. (the “Company” or “Biglari Holdings”) and provide the following response on its behalf.  The page reference below is to the EDGAR version of Amendment No. 4 filed with the SEC on the date hereof.

Recent Developments, page 12

Derivative Litigation, page 14

1.	Please revise to disclose the specific claims and relief sought related to this offering. Refer to Item 103 of Regulation S-K.

The Company has revised the Registration Statement in response to this comment (see page 14).

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

August 15, 2013

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The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell